Exhibit 3.1

Houston American Energy Corp. Announces

Management Changes

HOUSTON, TX, November 12, 2020 – Houston American Energy Corp. (NYSE American: HUSA) today announced certain management changes.

James Schoonover, the company’s President and Chief Executive Officer, has advised the company that he would be stepping down from those positions, effective December 1, 2020. Mr. Schoonover joined the company’s board in April 2018 and assumed the roles of Interim President and Chief Executive Officer in June 2018. Mr. Schoonover will continue to serve as a director of the Company.

The company’s board of directors has selected John Terwilliger to resume his prior roles as President and Chief Executive Officer of the company, effective upon Mr. Schoonover’s resignation on December 1, 2020. Mr. Terwilliger will also join the company’s board as a director effective December 1, 2020.

Steve Hartzell, Chairman of Houston American Energy, stated, “We are grateful for Jim’s stepping up to fill the interim CEO role and for his service beyond the period we initially anticipated. Jim has been a steady hand and we are pleased that he will continue to provide valuable insights in his ongoing role on the board.

With John Terwilliger’s return to the CEO role, we gain a seasoned leader with many years of industry experience and a deep and unmatched understanding of our assets, operations and opportunities in our principal markets.”

About Houston American Energy Corp.

Based in Houston, Texas, Houston American Energy Corp. is a publicly-traded independent energy company with interests in oil and natural gas wells, minerals and prospects. The Company’s business strategy includes a property mix of producing and non-producing assets with a focus on the Permian Basin in Texas, Louisiana and Colombia.

For additional information, view the company’s website at www.houstonamerican.com or contact Houston American Energy Corp. at (713) 222-6966.